FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ✓        Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____     No     ✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.

N/A

This Form 6-K consists of:

A press release regarding executive management changes of JA Solar Holding Co., Ltd. (the “Registrant”), made by the Registrant in English on June 30, 2009.

JA Solar Announces Executive Management Changes

Shanghai, June 30, 2009 -- JA Solar Holdings Co., Ltd. (Nasdaq:JASO), a leading manufacturer of high-performance solar products, today announced several changes in its executive management team to better position the company for continued growth.

Mr. Baofang Jin, JA Solar’s co-founder and chairman of the board since the company’s inception, has been named executive chairman and will assume additional responsibilities within the senior management team.  Mr. Samuel Yang will remain as chief executive officer and will work closely with Mr. Jin to ensure the new management structure will be effectively implemented.

Additionally, Dr. Elmer Hsu, chief operating officer and director, announced his plan for retirement, effective immediately. Mr. Jian Xie, secretary of the board of directors, has been named vice president of sales and will act as acting chief operating officer until a replacement is found. "All of us at JA Solar want to thank Elmer for his service to the company and we wish him well," said Samuel Yang, CEO.

Also, Mr. Daniel Lui will leave his current position as chief strategy officer to become managing director of US operations.

Mr. Ray Wilson will leave his current position as vice president, sales to become managing director of European operations.

Mr. Jin has extensive management experience in the solar industry and has been the chairman and chief executive officer of Jinglong Group, JA Solar’s largest shareholder, since 2003.  “As one of the pioneers of China’s solar industry and a founder of the company, Mr. Jin has demonstrated his further commitment to JA Solar by assuming this new executive leadership role,” said Samuel Yang, CEO.  “With his deep knowledge of the industry and history with the company, I believe the management team will help the company realize its full potential and achieve stronger operational results.”

"I am very excited to take on this new executive role,” said Mr. Jin.  “Samuel and I have worked as a team for many years and we share the same vision for JA Solar’s growth. I look forward to working with the team more closely and helping to continue our role as a leader in the solar industry,” he said.

About JA Solar Holdings Co., Ltd.

Based in Shanghai with manufacturing operations in Hebei and Yangzhou, China, JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar cells. The Company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit http://www.jasolar.com.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "will," "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form F-20 and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Contact:
Deborah Stapleton/Alexis Pascal
Stapleton Communications
deb@stapleton.com/alexis@stapleton.com
1.650.470.0200

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By  /s/ Huaijin Yang

Name:     Huaijin Yang

Title:        Chief Executive Officer

Date: July 1, 2009